Filed by PRIMEDIA Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                                                Subject Company: About.com, Inc.
                                                     Commission File No. 1-11106

                                                          Date: December 7, 2000

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between PRIMEDIA and About, including future financial and operating results, PRIMEDIA's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of About's and PRIMEDIA's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of About stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause PRIMEDIA's and About's results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Forms 10-K of PRIMEDIA and About, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement-consent solicitation-prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement-consent solicitation-prospectus, as well as other filings containing information about PRIMEDIA and About, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement-consent solicitation-prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement-consent solicitation-prospectus can also be obtained, without charge, by directing a request to PRIMEDIA Inc., 745 Fifth Avenue, New York, NY 10151, Attention: Investor Relations (212-745-0100), or to About.com, Inc., 1440 Broadway, New York, NY 10018, Attention: Investor Relations (212-204-1500). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the materials filed with the SEC by About and PRIMEDIA on October 30, 2000.

PRIMEDIA and About and certain other persons named below may be deemed to be participants in the solicitation of proxies of About's stockholders to approve the transaction. The participants in this solicitation may include the directors and executive officers of PRIMEDIA. A detailed list of the names and interests of PRIMEDIA's directors and officers is contained in PRIMEDIA's proxy statement for its 2000 annual meeting, and a detailed list of the names and interests of About's directors and officers is contained in About's proxy statement for its 2000 annual meeting.

                                    # # #

The following is a slide presentation given at the CS First Boston Media Conference on December 7, 2000.

                                    PRIMEDIA


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

                                                                        PRIMEDIA

                                    PRIMEDIA

                              The Fully-Integrated
                             Targeted Media Company

                                   Tom Rogers
                      Chairman and Chief Executive Officer
                        CS First Boston Media Conference
                                December 7, 2000


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

                                                                        PRIMEDIA

News

[CLIPART]

o     New Products:

      -     GR8RIDE.com: Beginning Cable TV shows

      -     Bacon's: Launches PRMediaNews

o     About, Inc. Merger:

      -     Filing S-4 Today


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

                                                                        PRIMEDIA

What is Primedia?

o     The "Safe Haven" Media Company

      -     Turned Primedia around this year

      - EBITDA growth from flat to 40% in first 12 months after About acquisition

            o     20% per year thereafter

      - ATCF/share from 31 cents in 2000 to 75 cents per share 12 months after acquisition


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

                                                                        PRIMEDIA

EBITDA* is expected to
increase 125% from 2000 to 2004

                                  [BAR CHART]

*Based upon expected merger with About by the end of the 2001 first quarter and current expectations


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

                                                                        PRIMEDIA

What is Primedia?

o     Niche: Targeted, highly specific market segments.

o Primedia is focused on providing information in hundreds of niches such as fishing, crafts, communications, agriculture.


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

                                                                        PRIMEDIA

Reach over 200 million users*

1999 Revenues ($ millions)

                                  [PIE CHART]

                         Teens                   $250
                         Enthusiasts             $504
                         B2B                     $532
                         Key Life Events         $300

*Based upon circulation of 71 million and average 2.98 reach multiplier


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

                                                                        PRIMEDIA

Some Consumer Titles

                            [MAGAZINE COVERS OMITTED]


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

                                                                        PRIMEDIA

Some B2B Titles

                            [MAGAZINE COVERS OMITTED]


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

                                                                        PRIMEDIA

Brand Dominance

                                  [PIE CHART]

                         Other Positions          18%
                         #1 or #2 Brands          82%

--------------------------------------------------------------------------------
                            Over 700 Niche Products
--------------------------------------------------------------------------------


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

                                                                        PRIMEDIA

Depth of Product

               PRODUCT Class                           1999 Sales

               250 Magazines                           $1,066 MM

               214 Information Products                  $300 MM

               17 Video Networks and TV Packages         $174 MM

               51 Trade Shows (500 live events)           $34 MM

               296 Web Sites                              $24 MM

--------------------------------------------------------------------------------
                           The King of Niche Content
--------------------------------------------------------------------------------


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

                                                                        PRIMEDIA

Endemic Advertising

o Product specific advertising intended to generate a sale or lead and appears in a venue related to the product.

o     80% of Primedia's ad revenues come from endemic advertisers

      -     Example: Mrs. Allen's Shed-Stop Dietary Supplement in Dog World
            Magazine.

      -     Less susceptible to economic downturn

      -     Actually grew in last advertising recession

      - It isn't brand advertising, not CPM-based and not sold through agencies


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

                                                                        PRIMEDIA

                             Primedia's Revenue Mix

               Product Sales                                37%

               Endemic (Lead Generation) Advertising        49%

               Brand Awareness Advertising                  14%


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

                                                                        PRIMEDIA

Primedia's 2000 Challenges

o     Make us a high performing operating company

o     Develop new media franchises leveraging traditional media model


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

                                                                        PRIMEDIA

Senior Management

o     In 2000, most of the Primedia senior management team has been replaced.

      - Veterans from McGraw-Hill, Meredith, GE, Dow Jones, Time-Warner, etc.

      -     Tim Andrews now heading integration of Intertec and IndustryClick

      -     New team in place 3-6 months


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

                                                                        PRIMEDIA

How's Biz?

o With the exception of single copy sales at certain titles, the fourth quarter and early part of 2001 are looking very solid.

      -     Power of endemic advertising

      -     Selling packages: Integration

            o     JC Penny -- Seventeen/Seventeen.com

            o     Toyota -- Seventeen/Surfing Girl


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

                                                                        PRIMEDIA

Organic Growth

o In 1999, Primedia had no organic growth while in the 2000 third quarter, 70% of its revenue growth was organic.

      - Grew from EBITDA growth rate of .4% in first quarter to 9.2% growth rate in 3rd quarter

      - On target to achieve more than 10% traditional media organic EBITDA growth in 4th quarter


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

                                                                        PRIMEDIA

Integration

o     Uniting pieces of the company into a unified highly efficient machine.

o In 2000, Primedia has focused on integration of traditional and new media operations to help accelerate growth and efficiency.

      -     Taking out over $30 million in costs

      -     Centralized purchasing

      -     Combined units and product offerings


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

                                                                        PRIMEDIA

Balance Sheet Improvement

o     Sold more than $160 million in non-core assets

o     Reduced debt by more than $540 million

o     Debt to EBITDA level: 5X (lowest since IPO)

--------------------------------------------------------------------------------
                      Reduced Workforce from 7000 to 6000
--------------------------------------------------------------------------------


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

                                                                        PRIMEDIA

Primedia Model

                                  Boundary-less
                                        ^
                                        |
Partnerships<---------------------------|------------------------------->Content
                                        |
                               Totally Integrated
                                        |
Proper Incentives<----------------------|----------------------->Cross-Promotion
                                        |
                                        v
                                   Advertising

--------------------------------------------------------------------------------
           Advantaged Cost and Revenue Approaches -- the Better Model
--------------------------------------------------------------------------------


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

                                                                        PRIMEDIA

New Media:

o     In 2000, Primedia will double its new media revenues from 1999 levels.

      -     Extending traditional media relationships

      -     Very little dot.com advertising

      -     Diverse Internet revenues:

            o     IndustryClick -- TelecomClick.com

            o     Apartment Guide -- The Official Web Guide

            o     Seventeen.com

            o     AmericanBaby.com

            o     GR8RIDE.com

            o     Bacons.com


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

                                                                        PRIMEDIA

December 2000 Report Card

o     Management in place

o     Balance sheet improved

o     Growing

o     New media/traditional media model working

o     Portfolio streamlined

o     On target for 2001

--------------------------------------------------------------------------------
              We have won the right to take the next logical step
--------------------------------------------------------------------------------


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

                                                                        PRIMEDIA

                                There's Something
                                 About Primedia

                          The Ultimate Synergy between
                              On-Line and Off-Line


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

                                                                        PRIMEDIA

Overview of the Merger

o     Transaction:              Stock for stock merger with About being merged
                                with a unit of PRIMEDIA

o     Consideration:            Exchange ratio of 2.3409 PRIMEDIA shares for
                                each About share (implied value of $35.70 per share, upon announcement)

o     Pro Forma Primedia

              Ownership:        78% PRIMEDIA / 22% About

o     Tax:                      Tax-free to About shareholders

o     Timing:                   Expected to close by February 2001 Subject to
                                shareholder and regulatory approvals

--------------------------------------------------------------------------------
                 Turns Primedia into 40% EBITDA Growth Company in First 12 months and at Least 20% Thereafter
--------------------------------------------------------------------------------


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

                                                                        PRIMEDIA

What Is About?

o     King of online niche - the PRIMEDIA of the Internet

o     Product

      -     800 comprehensive verticals - Consumer/B2B

      -     Distributed workforce

            o     700 guides/general managers

            o     10,000 associate guides

o     Distribution

      -     65,000 affiliates

      -     2.5mm About Web Services customers

      -     1,100 Luna partners

o     Revenue

      -     Niche advertising

      -     Sprinks


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

                                                                        PRIMEDIA

What Is About?

o     Growth Engine

                                       Q3 1999              Q3 2000

               -  Rank                    #16                   #7

               -  Pages/day               5mm                 34mm

               -  Subscriptions           2mm                 14mm

               -  Revenue              $7.9mm              $26.8mm

               -  Loss                $12.7mm               $3.2mm


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

                                                                        PRIMEDIA

Why About?

o     Efficient content creation

      - Largest creator of original content on the web turns Primedia into a company with more niche content than any in the world

o     Efficient distribution

      -     Viral strength

      -     Avoids the consumer marketing "noose"

o     Endemic advertisers married to niche specific content

      -     Primedia has shown we could do this over the last 12 months

      -     It isn't theory!

      -     97% of Primedia's advertising is from traditional advertisers

      - Will have 1,600 salespeople working with 60,000 endemic advertising clients


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

                                                                        PRIMEDIA

Why About?

o     Sell magazine subscriptions on-line:

      -     Evergreen sales and much cheaper acquisition subscription than paper

      -     Already sold 40,000 + net subscriptions through our sites this year

o     Investment savings

      -     Lower investment in Primedia new media

      -     Lower capital spending requirements

o     Employee incentives:

      - Primedia salespeople have more to sell to generate higher commissions

      -     About "Human Guides" have greater ability to draw traffic

            o     Paid based upon traffic

--------------------------------------------------------------------------------
                                Reach and Niche
--------------------------------------------------------------------------------


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

                                                                        PRIMEDIA

How a Sale will Work

o     SewNews Sales Person calls on Janome Sewing Machines

o     Currently buys back cover of magazine which includes:

      -     coupon for demonstration video/CD Rom ($4 shipping)

o     Will sell "package" including About.sewing.com

o     Result: More Marketing $$$ to Primedia


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

                                                                        PRIMEDIA

What will not happen

o     Cannibalization of our revenues:

      -     Advertisers are not subject to fixed budgets

      -     We sell leads and charge more for more of them

      - Not dependent on taking $$$ away from competing titles but will seek to do it


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

                                                                        PRIMEDIA

In an economic slowdown, we win

o     We have leading titles

o     In last advertising downturn (1990-1992):

      -     Specialty magazine advertising grew 10%

            o Lead generation advertising is now 80% of Primedia's ad revenues

      -     Primedia's apartment guide business grew 38% organically


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

                                                                        PRIMEDIA

Primedia and About

[CLIPART]

o     October Media Metrix:

      -     1. AOL

      -     2. Yahoo

      -     3. Microsoft

      -     4. Lycos

      -     5. Excite at Home

      -     6. About/Primedia

      -     7. Disney


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

                                                                        PRIMEDIA

Our Conservative Assumptions

o     Conservative assumptions, accretive in the first 12 months on ATCF basis

o     Taking a contingency against combined company revenues of $80 million:

      - About advertising revenue growth (still holding sales team to $175 MM target)

      -     Primedia new media revenues

      -     Primedia traditional media revenues due to salesforce training


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

                                                                        PRIMEDIA

First 12 Month Financial Impact

                     Primedia      First 12 Month Preliminary Estimate
$ millions           2000 Plan     -----------------------------------        Total       Combined
except per share     Estimate      Primedia       About      Contingency*   Synergy    Expectation
----------------     --------      --------       -----      ------------   -------    -----------
EBITDA:
--Traditional Media     $340         $385                       ($14)        $ 5          $376

--New Media             ($90)        ($78)         $19          ($31)        $66         ($ 24)

Total EBITDA            $250         $307          $19          ($45)        $71          $352

Shares Outstanding     165.1        171.3         48.0                                   219.3

After-tax Cash Flow     $ 52         $112                                                 $165

After-tax Cash Flow
per share               $.31         $.65                                                $ .75

*Based on $80 million revenue contingency

--------------------------------------------------------------------------------
               40% EBITDA Growth in First 12 Months After Closing
                          and at Least 20% Thereafter
--------------------------------------------------------------------------------


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

                                                                        PRIMEDIA

What Primedia is Becoming

                                      Print
                                        ^
                                        |
Video<----------------------------------|------------------------------>Internet
                                        |
                               Targeted Media Content
                                        |
Broadband<------------------------------|-------------------------------->E-Mags
                                        |
                                        v
                                    Wireless

--------------------------------------------------------------------------------
                 Content and Market Play/Distribution Agnostic
--------------------------------------------------------------------------------


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

                                                                        PRIMEDIA

Conclusion

o     Safe Haven Media Company

o     Business is good

o     On target to meet our goals

o     We are creating a one of a kind combination

      -     No 2 other companies could do this

o     Stock is dirt cheap


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

                                                                        PRIMEDIA

EBITDA* is expected to
increase 125% from 2000 and 2004

                                  [BAR CHART]

*Based upon expected merger with About by the end of the 2001 first quarter and current expectations


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

                                    PRIMEDIA


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

This presentation contains certain forward-looking statements concerning PRIMEDIA's operations, economic performance and financial condition. These statements are based upon a number of assumptions and estimates which are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions may not materialize, and unanticipated events will occur which can affect the Company's results.


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